Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 29, 2016

Jay Ingram, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed June 28, 2016
File No. 333-205586
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed May 31, 2016
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015
File No. 1-35436

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 25, 2016, relating to the above-captioned Amendment No. 3 to Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

July 29, 2016

Note 7 Debt, page FS-51

1.	We note your disclosure in your form 10-Q for the period ended March 31, 2016 that certain obligations include covenants and events of default including requirements that the Company maintain a minimum debt to EBITDA ratio, a minimum debt service ratio, total debt to total assets ratio and sales growth ratios. Please revise your filing to disclose whether you were in compliance with such covenants at the end of the periods presented. Additionally, please provide this disclosure in future periodic filings.

We have revised the disclosure on pages 52, FS-25 and FS-52 of the Registration Statement as requested. We will also provide such disclosure in the Company’s future periodic filings as requested.

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jose Daes